Exhibit 99.1

Wix Reports Fourth Quarter and Full Year 2018 Results

•	Continued growth and margin expansion in fourth quarter concludes a strong year of results

o	Q4 revenue of $164 million, up 39% Y/Y and FY’18 revenue of $604 million, up 42% Y/Y marks the fifth consecutive year of revenue growth exceeding 40% since our IPO

o	Q4 collections were $176 million, up 33% Y/Y and FY’18 collections were $658 million, up 36% Y/Y

o	All-time high non-GAAP operating income in FY’18 of $47 million, up 419% Y/Y

o	Record free cash flow in FY’18 of $102 million, up 44% Y/Y

•	Increasing monetization drives average revenue per subscription growth of 12% Y/Y

•	Elevated momentum of product development in 2018 paves the way for multiple opportunities to monetize beyond website building in 2019

NEW YORK, February 20, 2019 -- Wix.com Ltd. (Nasdaq: WIX) today reported financial results for the fourth quarter and full year ended December 31, 2018. In addition, the Company provided its initial outlook for the first quarter and full year 2019.

“Wix’s ability to develop a best-in-class product experience drove strong results in 2018,” said Avishai Abrahami, Co-founder and CEO of Wix. “In 2018 we rolled out more products than ever before, and in 2019 we are looking forward to delivering these products to users and expanding our reach into new and exciting markets. We believe that these new products and markets will drive growth in the coming years. I’m thrilled with the progress we have made in giving our users even more tools to create without limits and look forward to an exciting 2019.”

Lior Shemesh, CFO of Wix, added, “2018 marked our fifth consecutive year of greater than 40% revenue growth since our IPO in combination with record margin expansion, driving free cash flow of over $100 million. This combination of growth and profitability highlights our ability to generate positive returns on investments in our business. Our 2019 outlook reflects continued growth from existing and new products as we plan to make additional investments this year to bring these new products to market and expand into new markets. Additionally, the strategic change we initiated last year of a greater focus on generating higher value from our user cohorts is producing early signs of success. We believe this new initiative along with new products and the expansion of our addressable market will continue to deliver strong growth for years to come.”

Q4 2018 and Full Year 2018 Financial Summary

	Three months ended December 31,
$ in thousands	2017	2018	Y/Y growth	Prior Q4 2018 Outlook
Revenue	$118,545	$164,197	39%	$161,000 – 162,000
Collections	$132,203	$176,058	33%	$176,000 – 178,000
Operating (Loss)	$(7,523)	$(2,173)	NA
Non-GAAP Operating Income	$9,703	$18,811	94%
Net Cash Provided by Operating Activities	$24,941	$36,055	45%
Free Cash Flow	$19,555	$32,664	67%

	Twelve months ended December 31,
$ in thousands	2017	2018	Y/Y growth	Prior FY 2018 Outlook
Revenue	$425,636	$603,704	42%	$601,000 – 602,000
Collections	$483,989	$658,385	36%	$658,000 – 660,000
Operating (Loss)	$(50,011)	$(30,630)	NA
Non-GAAP Operating Income	$9,099	$47,244	419%
Net Cash Provided by Operating Activities	$83,052	$115,709	39%
Free Cash Flow	$70,683	$101,633	44%	$101,000 – 103,000

Additional Q4 2018 Results and Highlights

•
Gross margin on a GAAP basis in the fourth quarter of 2018 was 79%, compared to 85% in the fourth quarter of 2017; non-GAAP gross margin in the fourth quarter of 2018, calculated as non-GAAP gross profit as a percent of revenue, was 80%, compared to 85% in the fourth quarter of 2017

o	Under ASC 605, fourth quarter 2018 GAAP gross margin as a percent of revenue would have also been 79%

o
Results in the fourth quarter include the impact of the change from net (agent) to gross (principal) accounting related to the amended terms of our partnership agreement with Google announced early last year. As previously stated, the initial impact is an approximately $30 million benefit to FY 2018 revenue and collections. This impact also has resulted in a year-over-year decrease in our GAAP and non-GAAP gross margins

•	GAAP net loss in the fourth quarter of 2018 was $(5.8) million, or $(0.12) per share, compared to a net loss of $(6.6) million, or $(0.14) per share, for the fourth quarter of 2017

•	Non-GAAP net income in the fourth quarter of 2018 was $20.8 million, or $0.42 per share, compared to a non-GAAP net income of $7.2 million, or $0.16 per share for the fourth quarter of 2017

•
Net cash provided by operating activities in the fourth quarter of 2018 was $36.1 million, while capital expenditures totaled $3.4 million, leading to free cash flow of $32.7 million, compared to $19.6 million of free cash flow in the fourth quarter of 2017, a 67% year over year increase

•	Added 147,000 net premium subscriptions in the fourth quarter of 2018 to reach 4.0 million as of December 31, 2018, a 24% increase over the total number of subscriptions at the end of 2017

•
Added 5.9 million registered users in the fourth quarter of 2018. Registered users as of December 31, 2018 were 142 million, representing a 19% increase compared to the end of the fourth quarter of 2017

Additional Full Year 2018 Results and Highlights

•	Revenue for the full year 2018 was $603.7 million, or 42% y/y growth. Collections for the full year 2018 was $658.4 million, or 36% y/y growth

o
Had foreign exchange rates remained constant from when we provided our initial full year 2018 guidance in February, collections would have been approximately $10.2 million higher, or $668.6 million, 38% higher than the prior year

•	Gross margin on a GAAP basis for the full year 2018 was 79%, compared to 84% in 2017; non-GAAP gross margin in the full year 2018 was 80%, compared to 85% in 2017

o	Under ASC 605, full year 2018 GAAP gross margin as a percent of revenue would have also been 79%

o
Results in 2018 include the impact of the change from net (agent) to gross (principal) accounting related to the amended terms of our partnership agreement with Google announced early last year as described above

•	GAAP net loss for the full year 2018 was $(37.1) million, or $(0.77) per share, compared to a net loss of $(56.3) million, or $(1.24), per share in 2017

•	Non-GAAP net income for the full year 2018 was $51.3 million, or $1.07 per share, compared to a non-GAAP net loss of $(0.5) million, or $(0.01) per share, in 2017

•
Net cash provided by operating activities for the full year 2018 was $115.7 million, while capital expenditures totaled $14.1 million, leading to free cash flow of $101.6 million, compared to $70.7 million of free cash flow in 2017, a 44% year-over-year increase

Recent Business Highlights

•
Launched Ascend by Wix: In December, we launched Ascend by Wix, a suite of 20 products that allows businesses to easily connect with and manage their customer base, as well as promote and grow their brand and business online. Ascend is now open to users in all languages.

•
Introduce Wix Turbo: We plan to announce Wix Turbo, a platform-wide performance boost that improves speeds across all Wix websites. With Wix Turbo, the Wix platform has been supercharged to ensure Wix sites are faster than ever.

•
Began Roll Out of Wix Payments: We recently introduced Wix Payments to users in the U.S. Wix Payments users benefit from being able to manage their entire business, from orders to payments, on one platform, including reviewing transaction and payout details in the Wix Payments Dashboard. We plan to launch Wix Payments in the U.K. in Q1 and other countries in Europe and in Asia throughout the year.

•
Wix Answers Closes Agreement with MyHeritage: We recently signed an agreement with MyHeritage, which will be utilizing the Wix Answers Knowledge Base, ticketing system, and call center tools. This is one of the first enterprise class clients to use the full Wix Answers product. We are in the process of hiring a team to expand the reach of this product.

•
Wix Partners with Universities: Our Academic Partnerships team has been working with schools and universities all over the U.S. to make Wix a part of their curriculum. These partnerships are aimed at helping students establish an online presence and learn why it’s such a critical part of any career path. For example, Wix partnered with the University of South Carolina and is now integrated into several different courses that form part of the school’s Internet Retailing program. We also have launched a Wix for Students program where we offer discounted premium plans to verified current students and various schools.

Financial Outlook

Wix is introducing its outlook for the first quarter 2019:

	Q1 2019 Outlook	Y/Y growth
Revenue	$172 - $173 million	25-26%
Collections	$196 - 197 million	23%

Wix is also introducing its outlook for the full year 2019. This full year guidance reflects incremental investment of approximately $15-20 million to support new growth initiatives. The positive impact to collections and revenue growth that we believe will result from this investment is not fully incorporated into our 2019 collections and revenue guidance. Excluding this incremental investment, our FCF guidance would be $150 – $155 million, or 18-19% of the midpoint of 2019 collections guidance.

	FY 2019 Outlook	Y/Y growth
Revenue	$755 - $761 million	25% – 26%
Collections	$817 - $827 million	24% – 26%
Free Cash Flow	$135 - $140 million	33% – 38%

Conference Call and Webcast Information

Wix will host a conference call at 8:30 a.m. ET on Wednesday, February 20, 2019 to answer questions about the financial and operational performance of the business for the fourth quarter and full year ended December 31, 2018. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the Company has posted a shareholder update and supporting slides to its Investor Relations website at https://investors.wix.com/. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial +1-877-270-2148 (US/ Canada), +1-412-902-6510 (International) or 1-809-212-373 (Israel) at least ten minutes prior to the start time of the call and reference Conference ID WIX. A telephonic replay of the call will be available through February 27, 2019 at 11:59 p.m. ET by dialing +1-877-344-7529 and providing Conference ID 10128095.

Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at https://investors.wix.com/.

About Wix.com Ltd.

Wix is leading the way with a cloud-based website development platform for over 147 million registered users worldwide today. The Wix website builder was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, a highly curated App Market, Ascend by Wix and Wix Code enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Be'er Sheva, Berlin, Dnipro, Dublin, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo and Vilnius.

Visit us: on our blog, Facebook, Twitter, Instagram, LinkedIn and Pinterest

Download: Wix App is available for free on Google Play and in the App Store

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: collections, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP net income (loss), non-GAAP net income (loss) per share , non-GAAP research and development, non-GAAP selling and marketing, non-GAAP general and administrative and free cash flow (collectively the "Non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related expenses. Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, amortization of debt discount and debt issuance costs and acquisition-related expenses. Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Non-GAAP research and development represents research and development expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP selling and marketing represents selling and marketing expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP general and administrative represents general and administrative expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense and acquisition-related expenses. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see "Reconciliation of GAAP to Non-GAAP Financial Measures" below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its free cash flow guidance to net cash provided by operating activities because net cash provided by operating activities is not accessible on a forward-looking basis. Items that impact net cash provided by operating activities are out of the Company's control and/or cannot be reasonably predicted. Accordingly, a reconciliation to net cash provided by operating activities is not available without unreasonable effort.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the full year guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to create new and higher monetization opportunities from our premium subscriptions; our ability to enter into new markets and attract new customer segments; our ability to maintain and enhance our brand and reputation; our prediction of the future collections generated by our user cohorts; our share repurchases made pursuant to our share repurchase plan; our ability to manage the growth of our infrastructure effectively; our ability to effectively execute our initiatives to scale and improve our user support function; the success of our sales efforts; customer acceptance and satisfaction of new products and other challenges inherent in new product development; changes to technologies used in our solutions; or changes in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2017 annual report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2018. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Maggie O’Donnell
ir@wix.com
415-223-2624

Media Relations:
Vivian Hernandez
Wix.com
pr@wix.com
415-517-6539

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2018	2017	2018
	(unaudited)		(audited)	(unaudited)

Revenue	$118,545	$164,197	$425,636	$603,704
Cost of revenue	17,676	34,489	69,391	126,947
Gross Profit	100,869	129,708	356,245	476,757

Operating expenses:
Research and development	43,965	54,558	153,635	198,912
Selling and marketing	50,906	61,065	204,435	249,178
General and administrative	13,521	16,258	48,186	59,297
Total operating expenses	108,392	131,881	406,256	507,387
Operating loss	(7,523)	(2,173)	(50,011)	(30,630)
Financial expenses, net	(1,142)	(1,688)	(5,015)	(2,794)
Other income (expenses)	79	(590)	76	(489)
Loss before taxes on income	(8,586)	(4,451)	(54,950)	(33,913)
Taxes on income	(1,981)	1,302	1,323	3,207
Net loss	$(6,605)	$(5,753)	$(56,273)	$(37,120)

Basic and diluted net loss per share	$(0.14)	$(0.12)	$(1.24)	$(0.77)
Basic and diluted weighted-average shares used to compute net loss per share	46,267,701	49,053,599	45,552,199	48,017,188

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	December 31,
	2017	2018
Assets	(audited)	(unaudited)
Current Assets:
Cash and cash equivalents	$85,230	$331,057
Short term deposits	115,382	349,619
Restricted cash and deposit	949	1,149
Marketable securities	32,730	22,992
Trade receivables	11,400	13,528
Prepaid expenses and other current assets	19,246	11,939
Total current assets	264,937	730,284

Long Term Assets:
Property and equipment, net	16,201	21,947
Marketable securities	-	47,225
Prepaid expenses and other long-term assets	3,823	3,065
Intangible assets and goodwill, net	45,052	42,229
Total long-term assets	65,076	114,466

Total assets	$330,013	$844,750

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$34,240	$45,567
Employees and payroll accruals	28,067	32,036
Deferred revenues	202,482	227,226
Accrued expenses and other current liabilities	37,592	35,564
Total current liabilities	302,381	340,393

Long term deferred revenues	14,329	12,494
Long term deferred tax liability	764	602
Convertible senior notes	-	337,777
Long term loan	1,219	1,219
Total long term liabilities	16,312	352,092

Total liabilities	318,693	692,485

Shareholders' Equity
Ordinary shares	80	88
Additional paid-in capital	311,107	472,239
Other comprehensive loss	(286)	(1,691)
Accumulated deficit	(299,581)	(318,371)
Total shareholders' equity	11,320	152,265

Total liabilities and shareholders' equity	$330,013	$844,750

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2018	2017	2018
	(unaudited)		(audited)	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(6,605)	$(5,753)	$(56,273)	$(37,120)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,560	2,418	5,654	8,724
Amortization	341	732	2,753	2,784
Share based compensation expenses	13,704	20,127	47,700	72,330
Amortization of debt discount and debt issuance costs	-	5,039	-	10,004
Decrease (increase) in accrued interest and exchange rate on short term and long term deposits	(395)	807	(555)	(583)
Amortization of premium and discount and accrued interest on marketable securities, net	(77)	(185)	(77)	(99)
Deferred income taxes, net	(2,278)	(213)	(2,719)	(959)
Decrease (increase) in trade receivables	138	877	(1,936)	(2,128)
Decrease (increase) in prepaid expenses and other current and long-term assets	905	6,372	(1,824)	(3,665)
Increase (decrease) in trade payables	(7,145)	5,367	11,834	10,933
Increase (decrease) in employees and payroll accruals	5,955	(3,220)	5,627	2,843
Increase in short term and long term deferred revenues	13,658	11,861	58,353	54,681
Increase (decrease) in accrued expenses and other current liabilities	5,180	(8,174)	14,515	(2,036)
Net cash provided by operating activities	24,941	36,055	83,052	115,709
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	1,869	88,999	52,311	204,125
Investment in short-term deposits and restricted deposits	(32,056)	(113,200)	(88,706)	(437,979)
Investment in marketable securities	(33,189)	(6,306)	(33,189)	(58,963)
Proceeds from marketable securities	245	5,261	245	21,054
Purchase of property and equipment	(5,269)	(3,312)	(11,649)	(13,684)
Capitalization of software development costs	(117)	(79)	(720)	(392)
Purchases of investments in privately-held companies	-	(1,250)	-	(1,250)
Investment in other long-term assets	-	-	-	(500)
Acquisition of Intangible assets	(75)	-	(75)	-
Payment for Businesses acquired	-	-	(33,091)	-
Net cash used in investing activities	(68,592)	(29,887)	(114,874)	(287,589)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	4,978	4,923	24,158	32,896
Proceeds from issuance of convertible senior notes	-	-	-	442,750
Payments of debt issuance costs	-	-	-	(12,601)
Purchase of capped call	-	-	-	(45,338)
Credit line repayment	-	-	(170)	-
Net cash provided by financing activities	4,978	4,923	23,988	417,707
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(38,673)	11,091	(7,834)	245,827
CASH AND CASH EQUIVALENTS—Beginning of period	123,903	319,966	93,064	85,230
CASH AND CASH EQUIVALENTS—End of period	$85,230	$331,057	$85,230	$331,057

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Revenues	$118,545	$164,197	$425,636	$603,704
Collections	$132,203	$176,058	$483,989	$658,385
Free Cash Flow	$19,555	$32,664	$70,683	$101,633
Number of registered users at period end (*)	119,264	142,439	119,264	142,439
Number of premium subscriptions at period end (*)	3,223	3,983	3,223	3,983

(*) Excludes users and subscriptions of DeviantArt

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Revenues	$118,545	$164,197	$425,636	$603,704
Change in deferred revenues	13,658	11,861	58,353	54,681
Collections	$132,203	$176,058	$483,989	$658,385

TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2018	2017	2018
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$946	$1,150	$2,930	$4,418
Research and development	7,725	11,090	26,227	39,417
Selling and marketing	1,562	2,779	6,585	9,770
General and administrative	3,471	5,108	11,958	18,725
Total share based compensation expenses	13,704	20,127	47,700	72,330
(2) Amortization	379	732	2,753	2,784
(3) Acquisition related expenses	3,143	125	8,657	2,760
(4) Amortization of debt discount and debt issuance costs	-	5,039	-	10,004
(5) Loss on investment in other long term assets	-	500	-	500
(6) Taxes on income	(3,386)	-	(3,386)	-
Total adjustments of GAAP to Non GAAP	$13,840	$26,523	$55,724	$88,378

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Gross Profit	$100,869	$129,708	$356,245	$476,757
Share based compensation expenses	946	1,150	2,930	4,418
Amortization	(1,292)	142	505	568
Acquisition related expenses	-	-	28	-
Non GAAP Gross Profit	100,523	131,000	359,708	481,743

Non GAAP Gross margin	85%	80%	85%	80%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING INCOME
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Operating loss	$(7,523)	$(2,173)	$(50,011)	$(30,630)
Adjustments:
Share based compensation expenses	13,704	20,127	47,700	72,330
Amortization	379	732	2,753	2,784
Acquisition related expenses	3,143	125	8,657	2,760
Total adjustments	$17,226	$20,984	$59,110	$77,874

Non GAAP operating income	$9,703	$18,811	$9,099	$47,244

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME/(LOSS) AND NON-GAAP NET INCOME/(LOSS) PER SHARE
(In thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Net loss	$(6,605)	$(5,753)	$(56,273)	$(37,120)
Share based compensation expense and other Non GAAP adjustments	13,840	26,523	55,724	88,378
Non-GAAP net income/(loss)	$7,235	$20,770	$(549)	$51,258

Basic Non GAAP net income/(loss) per share	$0.16	$0.42	$(0.01)	$1.07

Weighted average shares used in computing basic Non GAAP net income/(loss) per share	46,267,701	49,053,599	45,552,199	48,017,188

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Net cash provided by operating activities	$24,941	$36,055	$83,052	$115,709
Capital expenditures, net	(5,386)	(3,391)	(12,369)	(14,076)
Free Cash Flow	$19,555	$32,664	$70,683	$101,633

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2018	2017	2018
	(unaudited)		(unaudited)

Basic and diluted weighted average number of shares outstanding	46,267,701	49,053,599	45,552,199	48,017,188
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	8,212,554	7,676,713	8,212,554	7,676,713
Restricted share units	2,081,646	2,090,512	2,081,646	2,090,512
	56,561,901	58,820,824	55,846,399	57,784,413

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ending
	March 31, 2019		December 31, 2019
	Low	High	Low	High

Projected revenues	172,000	173,000	755,000	761,000
Projected change in deferred revenues	24,000	24,000	62,000	66,000
Projected collections	$196,000	$197,000	$817,000	$827,000

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
2018 RECONCILIATION OF ASC 606 TO ASC 605
(In thousands, except loss per share data)

	Year ended December 31,
	2018	2018	2018
	ASC 606	ASC 605	Impact

Revenues	$603,704	$596,827	$6,877
y/y%	42%	40%
Cost of revenues	126,947	123,257	3,690
Gross Profit	476,757	473,570	3,187
GM%	79%	79%
Operating expenses:
Research and development	198,912	198,912	-
Marketing	249,178	249,178	-
General and administrative	59,297	59,297	-
Total operating expenses	507,387	507,387	-

Operating loss	(30,630)	(33,817)	3,187
Financial income (expenses), net	(2,794)	(2,794)	-
Other expenses	(489)	(489)	-

Loss before taxes on income	(33,913)	(37,100)	3,187
Taxes on income	3,207	3,207	-
Net loss	(37,120)	(40,307)	3,187

Basic and diluted net loss per share	$(0.77)	$(0.84)	$0.08
Basic and diluted weighted-average shares used to compute net loss per share	48,017,188	48,017,188	-

Adjustments to Non GAAP

Total Adjustments	$88,378	$88,378	$-
Non GAAP operating income	$47,244	$44,057	$3,187
Non-GAAP net income	$51,258	$48,071	$3,187
Basic Non GAAP net income per share	$1.07	$1.00	$0.06